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                       Washington, D.C.   20549

                                FORM 15

        Certification and Notice of Termination of Registration under Section 12(g) of the Securities Act of 1934 or Suspension of Duty to File Reports Under Sections 13
            and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number         33-20863

                        SINECURE FINANCIAL CORP.
          (Exact name of registrant as specified in its charter)

3120 Cohasset Rd., Suite 10, Chico, CA  95926   (916) 898-9550
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              COMMON STOCK
         (Title of each class of securities covered by this Form)

                                  N/A
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)   [   ]     Rule 12h-3(b)(1)(ii)    [X]
  Rule 12g-4(a)(1)(ii)   [X]      Rule 12h-3(b)(2)(i)    [   ]
  Rule 12g-4(a)(2)(i)   [   ]     Rule 12h-3(b)(2)(ii)   [   ]
  Rule 12g-4(a)(2)(ii)  [   ]     Rule 15d-6             [   ]
  Rule 12h-3(b)(1)(i)   [   ]

     Approximate number of holders of record as of the certification or notice date:

                  300

     Pursuant to the requirements of the Securities Exchange Actof 1934 Sinecure Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned dulyauthorized person.

DATE:    11-9-95                      BY: Jeffrey L. Hilgert, President